EXHIBIT 99.1

Osisko Development Reports Second Quarter 2022 Results

MONTREAL, Aug. 09, 2022 (GLOBE NEWSWIRE) -- Osisko Development Corp. ("Osisko Development" or the "Company") is pleased to report its financial and operating results for the three months ended June 30, 2022. Unless stated otherwise, all dollar references are to Canadian dollars.

Second Quarter 2022 Highlights:

  The acquisition of Tintic Consolidated Metals was completed on May 27, 2022, creating a strong foothold in the prospective East Tintic Mining District in Central Utah.

  At the producing Trixie test mine ("Trixie"), the Company is currently expanding underground development and utilizing one underground diamond drill and one surface reverse circulation rig. The construction of an underground ramp is underway at Trixie, which is expected to support an increase in productivity and operational mining rates and, is anticipated to be completed in Q2 2023. See "Cautionary Statement".

  The Company announced the results of the Preliminary Economic Assessment ("PEA") for its Cariboo Gold Project and filed a technical report in relation thereto in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). The PEA illustrates the potential for a low cost, large scale, underground gold mine, with average annual gold production of approximately 236,000 ounces over an initial 12 year mine life. See "Technical Reports".

  The Company announced an initial mineral resource estimate for the San Antonio Project with indicated mineral resources of 14.9 Mt grading 1.2 g/t gold for 576,000 oz Au and inferred mineral resources (exclusive of indicated mineral resources) of 16.6 Mt grading 1.02 g/t gold for 544,000 oz Au. The resources are limited to a 2.8 kilometre long segment of the prospective 10 kilometre long trend.

  The Company closed on its two previously announced private placement financings for aggregate proceeds of approximately $212 million. Total gross proceeds from the financings in 2022 were approximately $255.5 million,

  The Company's common shares commenced trading on the New York Stock Exchange under the symbol "ODV".

  The Company entered into a binding term sheet with Osisko Bermuda Limited, a wholly-owned subsidiary of Osisko Gold Royalties Ltd, for a stream on the metals produced from Tintic for total cash consideration of US$20 million.

  The Company's common shares were consolidated on a 3 for 1 basis effective May 4, 2022.

  For the three months ended June 30, 2022, the Company earned $9 million in revenues from its Bonanza Ledge II and Trixie test mine operations. The quarterly revenues for the Trixie test mine are reflected from the date of the acquisition of Tintic on May 27, 2022. See "Cautionary Statement".

  The cash position of the Company as at June 30, 2022 was approximately $136.3 million.

Sean Roosen, Chair and Chief Executive Officer of Osisko Development said, “The Tintic acquisition added another cornerstone asset to the portfolio and enhances our operating platform in a world-class mining jurisdiction. We are excited about the quality of exploration targets at Trixie, and the areas beyond Trixie within the large wholly owned district. At Cariboo, we are pleased with the progress to date. The ongoing work at the project has advanced our permitting process and bringing us closer to further major milestones.”

Consolidated Financial Statements

Osisko Development's unaudited interim consolidated financial statements and management's discussion and analysis for the three months ended June 30, 2022 are available on the Company's website at www.osiskodev.com, and on SEDAR (www.sedar.com) under Osisko Development's issuer profile.

Qualified Persons

The scientific and technical information in this news release has been reviewed and approved by Maggie Layman, P.Geo. Vice President Exploration of Osisko Development Corp., a qualified person within the meaning of NI 43-101.

Technical Reports

Information relating to the Tintic Project is supported by the technical report titled "Technical Report on the Tintic Project, East Tintic Mining District, Utah County, Utah, USA", dated June 10, 2022 (with an effective date of June 7, 2022) prepared for the Company by Dr. Thomas A. Henricksen, QP, C.P.G. (the "Tintic Technical Report"). Reference should be made to the full text of the Tintic Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR (www.sedar.com) under Osisko Development's issuer profile.

Information relating to the Cariboo Gold Project is supported by the technical report titled "NI 43-101 Technical Report, Preliminary Economic Assessment for the Cariboo Gold Project, District of Wells, British Columbia, Canada", dated June 22, 2022 (with an effective date of May 24, 2022) prepared for the Company by representatives of BBA Engineering Ltd., InnovExplo Inc., SRK Consulting (Canada) Inc., WSP Canada Inc. (WSP Golder), WSP USA Inc. (WSP Golder), Klohn Crippen Berger and Falkirk Environmental Consultants Ltd. (the "Cariboo Technical Report"). Reference should be made to the full text of the Cariboo Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR (www.sedar.com) under Osisko Development's issuer profile.

Information relating to the San Antonio Project is supported by the technical report titled "NI 43-101 Technical Report for the 2022 Mineral Resource Estimate on the San Antonio Project, Sonora, Mexico", dated July 12, 2022 (with an effective Date of June 24, 2022) prepared for the Company by Micon International Limited (the "San Antonio Technical Report"). Reference should be made to the full text of the San Antonio Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR (www.sedar.com) under Osisko Development's issuer profile.

Cautionary Statement

The Company cautions that the decision to commence production at Trixie in the form of small scale underground mining and batch vat leaching without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Trixie, the Company will not be basing its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability. The Company cautions that mining at Trixie could be suspended at any time.

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Tintic Technical Report and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Tintic Technical Report and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

About Osisko Development Corp.

Osisko Development Corp. is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian, U.S.A. and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its interest in the San Antonio gold project, located in Sonora, Mexico and the Trixie gold test mine, located in Utah, U.S.A.

For further information about Osisko Development (NYSE: ODV; TSX-V:ODV), please visit www.osiskodevelopment.com or follow us on Twitter @OsiskoDev

For further information, please contact Osisko Development Corp.:
Jean Francois Lemonde VP Investor Relations jflemonde@osiskodev.com Tel: 514-299-4926

Forward-looking Statements

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, results of further exploration work to define and expand mineral resources, and that the deposit remains open for expansion at depth and down plunge, as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, current conditions and expected future developments, results of further exploration work to define or expand any mineral resources, the ability to continue production at its Trixie mine, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions, the ability to continue current production, regulatory framework, the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability of to complete further exploration activities, including drilling; property and stream interests in the Project; the ability of the Company to obtain required approvals; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal prices; dilution; environmental risks; and community and non-governmental actions and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. Readers are urged to consult the disclosure provided (i) under the heading "Risk Factors" in the annual information form of the Company for the year ended December 31, 2021, as amended, and (ii) under the heading "Risks and Uncertainties" in the management's discussion and analysis of the Company for the year ended December 31, 2021, as amended, each of which has been filed on SEDAR (www.sedar.com) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available at the date of preparation, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.